SHUMAKER, LOOP & KENDRICK, LLP

101 EAST KENNEDY BOULEVARD, SUITE 2800

Julio C. Esquivel (813) 227-2325 jesquivel@slk-law.com	TAMPA, FLORIDA 33602 (813) 229-7600 FAX (813) 229-1660	OTHER OFFICE LOCATIONS: CHARLOTTE COLUMBUS TOLEDO

MAILING ADDRESS:

POST OFFICE BOX 172609

TAMPA, FLORIDA 33672-0609

December 6, 2007

VIA EDGAR AND FACSIMILE (202)772-9210

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GeoPharma, Inc.
Registration Statement on Form S-3 Filed April 26, 2007
Amendment No. 1 thereto filed June 5, 2007
Amendment No. 2 thereto filed August 22, 2007
File No. 333-142369

Dear Mr. Riedler:

On behalf of GeoPharma, Inc., we hereby request effectiveness of the above-referenced Registration Statement, effective as of 12:00, tomorrow, December 7, 2007, or as soon thereafter as is practicable. In connection therewith, we hereby acknowledge, on behalf of our client, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Thank you in advance for your attention and cooperation with this matter. Should you have any questions or need additional information, please do not hesitate to contact me at (813) 227-2325.

Sincerely,

/s/ Julio C. Esquivel

Julio C. Esquivel

cc:	C. Dore-Falcone